Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

ReNew Power Bond Holder Conference Call

March 8, 2021

Speaker 1:

Press the call. At this time, all participants are in acknowledgement [inaudible 00:00:03]. After the speaker’s presentation there will be a question and answer session. To ask a question during the session, you need to press star one on your telephone. Please be aware that today’s conference is being recorded. I would now like to hand the conference over to its host today, Garam Shannah. Thank you, please go ahead.

Speaker 2:

Uh good afternoon what is going on, my name is Garam. [inaudible 00:00:30] Just a quick note for housekeeping as well, [inaudible 00:00:47] The audio transcript will be [inaudible 00:00:56] Before I just hand over the presentation in just a few moments, we have actually a [inaudible 00:01:24] to the group, and we also have approval who has agreed to [inaudible 00:01:31]. Let me know on the worksheet [inaudible 00:01:36]

Speaker 3:

Thank you very much Garam. This is Mark, good afternoon to most of you [inaudible 00:01:42] I believe some of you are there from Europe, good morning. Thank you very much for your [inaudible 00:01:49] combined call for all the board holders. We are here to actually talk about the connection of the traditional a few days ago. First of all, it really has been a moment for us in the company on the one side. And on the other side it is extremely important milestone for the journey for the company of [inaudible 00:02:11] you know basically in a nutshell it is a connection where we are going to be listed in NASDAQ on the one side through the business combination that we have with RNG Acquisition corporation too. And the second important element that we want to highlight on the transaction is that its actually a 1.2 billion dollar [inaudible 00:02:36] rate of which [inaudible 00:02:40] is primary and 500 is a secondary part of that. The third important element is actually this transaction will anchor the reading market that the English serves as you might have seen backdrop, B&P, [inaudible 00:02:56], BP international, and the alternative partners that will also probably be proof.

Speaker 3:

The transaction has been well received by the market, and the point that we have been trying to highlight to our potential investors and others coming to be listed is that the company will work even... [inaudible 00:03:22] area in business. We have superior profitability compared to other players in the industry. After this transaction is announced, we think we are in the position where [inaudible 00:03:35] program has been completed for the new level of growth in the business which will be a few years into the future. And basically the things that we want to highlight is that you know, 855 million dollar pie and 345 million dollars that will come from that and you know, this will be a company that will be listed in

NASDAQ which will be a predictable run company with ah, you know, a managing director in the board and you know the thing that we have done to achieve this is to assure our current company to UK residency and the UK company will be starting the NASDAQ once the transaction is complete.

Speaker 3:

In terms of the transaction next steps we have announced the transaction, then we have to follow the typical spec process which is we will file it for. We are expecting that to be done sometime in mid March or late March. We will go through the typical standard recipe interview and you know we expect the transaction will be closed by second quarter of this calendar year.

Speaker 3:

In terms of valuation, close money valuation is actually 4.4 billion dollar equity, and then the debt of 3.6 billion dollars and together they enterprise value is 8 billion dollar. The money that we are raising is going to be used primarily for capital expenditure and growth and you know quote on quote [inaudible 00:05:22] management in the interim we’ll do um everything as we go along.

Speaker 3:

In terms of secondary, most of our investors have participated in the secondary phase. And you know, they have taken up, most of them have taken up their proportionate part in the final million secondary. But despite 5 million dollars [inaudible 00:05:44] the current owners of the company will own 70% of the combined company and 30% will be owned by the incoming shareholders. You know with that let me actually take a poll and I have [inaudible 00:06:03] here and you know, the full team that [inaudible 00:06:07] would meet with. So if they want to add anything they will, otherwise we will do it as well a Q&A from here on.

Speaker 4:

Garam the people [inaudible 00:06:16] very well, thank you.

Speaker 3:

Okay so why don’t we open the floor up for Q&A and again I want to thank all of you for taking time off to be on this call. Its a momentous, its a very important junction for us and as you can imagine as a listed company gives us access to capital moving forward. Significant source of capital going forward. [inaudible 00:06:55]. Let me open this up for Q&A

Speaker 1:

Stephanie ladies and gentleman

Speaker 2:

I just want again... I just want to again to quickly point out that we would request the questions are pertaining to the transaction that sir just described. Thank you.

Speaker 1:

Ladies and gentlemen, we will now begin the question and answer session. If you wish to ask a question please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request please press pound or hash key.

Speaker 1:

Once again ladies and gentlemen, if you wish to ask a question please press star one on your telephone and wait for your name to be announced.

Speaker 1:

Again ladies and gentlemen, it is star one if you wish to ask a question. Your first questions comes from the line of [inaudible 00:08:41] from Backspace. Please ask your question.

Speaker 5:

Thank you. My name is [inaudible 00:08:43] from Backspace. Thank you very much for this for hosting this call. I would just like to ask you with regards to the... the shareholding going forward. You mentioned that the current owners will be holding 70%

Speaker 6:

Forward, you mentioned that the current owners will be holding 70%. Would you be able to give us a more detailed break down in terms of how much would the existing shareholders like Goldman [inaudible 00:09:14] hold?

Speaker 7:

Yeah, sure. Okay, so Goldman will have about 30 odd percent in the merged company. CPB and Aria will both have a share less than 13% each, 7.76% and 12.7%, something like that. And [inaudible 00:09:40] will own about 7%. These are the big shareholders. They will continue to hold a big stake. But let me also take this moment to explained to you that the company will be also having a class B share, which actually will reflect the workings of the foundation holder. And again, you’ll be learning about people within the company moving forward. The club we share will actually reflect the shareholding that he has got and he will get the working rights on that basis.

Speaker 7:

Now, the only other caveat that I wanted to tell you is, actually, this is the complete, see-through economical holding of the consolidated company. As you actually work through the information that you will find, when we file the form, there are some shareholdings that’s just happening there. There’ll be some working on working. All those things will be there. But the numbers that I told you to the economic interests of the shareholders in the post listed company and post transaction.

Speaker 8:

Thank you.

Speaker 10:

Thank you. Ladies and gentlemen, once again, if you wish to ask a question, please press star one on your telephone and wait for your name to be announced. Your next question comes from the line of Tanya [Manila 00:11:31] from TKB. Please ask your question.

Tanya:

Hi, thank you so much for having me come to this session of joining. I wanted to ask you, if you could give a bit more of background in terms of this new shareholder. I’ve never heard of the name. You say they have significant experience in the international energy sector. Do they have also experience in India, specifically to the [inaudible 00:11:59] market, or is this a new business field for them? If you could give any color on the new shareholder would be much appreciated.

Speaker 7:

Sure, certainly. Thank you. Thank you very much for that question. First of all, they will hold about, let me actually break this into two parts. The 30% comprises of two sets of people. One is actually the pipe shareholders, who are the public investors and even hold about 30.5%, 30.6% on an economic basis. And RMG, with who we actually did this business combination and the pack transaction, will hold little less than 8%. The balance are actually the warrants which they will hold a [inaudible 00:12:54] ratio. So if you add them up, they will own closer to 22% plus 10% in the company. Now, your question is around RMG, who will hold 30%. Now, the RMG comprises of a team of people who have a variety of experience to actually do a [inaudible 00:13:20] transaction with. But let me actually talk about a few people. A couple of them. One is Mr. Bob Mancini who is actually the CEO and director. He actually was a banker in Goldman, long ago. After that, during Goldman days, he was actually working on infrastructure, but more focused on power.

Speaker 7:

Then he actually went on to another company for Carlyle, which got coal in the power industry, across regions in the world. Then he went on to actually run a power part of Carlyle itself. Those companies eventually got listed and he was also former chairman and CEO of Cogentrix energy. Before doing this transaction, they have done one pack, in previous rounds, that were called RMG-1. What we are doing the transaction with is actually RMG-2. So the first transaction that they have done, is also a very successful transaction and that company already listed and credit very well and is seems that RMG-1 backed them in RMG-2, and the public enlisted in the [inaudible 00:14:43] of RMG-1 also actually, a lot of the packed in RMG-2. We are able to actually see what they have done in the industry in the past, but they also proven their track record in the financial markets by doing a [inaudible 00:15:03].

Speaker 7:

And finally, Mr. Bob Mancini will be in the board of the listed company. He will be one of the 11 directors in that company. He actually also has a few partners. One of them is Phil Captain. He has a background which goes all the way to Morgan Stanley and in the public markets and in the pirate markets. In between, he [inaudible 00:15:34] couple of corporate. He’s also a board member of the previous pack that they did. The founding chairman of RMG is Mr. Jim Carpenter. He’s actually the founder and CEO of a group called Riverside Management Group, which is actually the acronym for RMG. He also has got in-depth experience of running a business in US. So basically the combination of business experience, industry experience across the globe and financial sector expertise is what attracted us to RMG. And they did the diligence on us to actually come to the conclusion that they like us. So that’s how the partnership between the two of us was formed.

Tanya:

Okay. Thank you.

Speaker 10:

Thank you. Your next question comes from the line from [inaudible 00:16:40] from Dash Peng. Please ask your question.

Speaker 9:

Hi, a few questions from me. Just to be clear, the $800 million of external money that is being raised. This is all committed, I get. That’s a done deal, $800 million?

Speaker 7:

That’s right. $855 million.

Speaker 9:

Got it. And how will you create trading volumes in the equity? I’m just curious. I know you have external people coming in, but I’m assuming these are all large institutional shareholders, right? How will you [inaudible 00:17:13] the equity and create volumes and make sure that equity starts affecting the right value at the company?

Speaker 7:

That’s a good question. We’ve done a few things. The first one is that, without getting specific, when we allotted [inaudible 00:17:30] to the existing party, we’ve held the mix off very long term inverters. And also [inaudible 00:17:39] number one. Number two, the [inaudible 00:17:45] itself actually have, post the marketing and [inaudible 00:17:53] wherein actually we do our activities to create awareness, to create a new potential research. I think we’ve already been having a lot of...

Speaker 11:

This research.

Speaker 12:

Yeah.

Speaker 11:

So I think we’ve already been having calls with them, and that is something that we [inaudible 00:18:09] potential investors. As far as the first reports are concerned, obviously we also have to work on them and we will also work with third-party research analysts and help them carry the [inaudible 00:18:25].

Speaker 12:

Sure.

Speaker 11:

And would be [inaudible 00:18:27] awareness. And the last thing which will happen [inaudible 00:18:30], not going to happen on day one is actually,, there is going to be some more work [inaudible 00:18:37] available to my existing research. At the beginning there will be a lot of about six months [inaudible 00:18:41]. After that there will be some more supplies in terms of [inaudible 00:18:49]. So we’re trying to actually do all the three things. One is demand, one is supply and the third one is actually [inaudible 00:19:00].

Speaker 12:

Got it. Okay. Yeah.

Speaker 11:

[inaudible 00:19:11] going to be 1.2 billion dollars.

Speaker 12:

Yeah.

Speaker 11:

[inaudible 00:19:14] money and [inaudible 00:19:15]. Investors. [inaudible 00:19:23]. In these companies, [inaudible 00:19:28] elevated [inaudible 00:19:28]. We can expect that people [inaudible 00:19:40] their advantage. Also, there other thing is there are [inaudible 00:19:45] which we will try to get out and moved in.

Speaker 12:

Sure.

Speaker 11:

At that point which also adds [inaudible 00:19:52].

Speaker 12:

Okay, okay. Got it.

Speaker 13:

You mean, of the [inaudible 00:19:59] how much actually gets redeemed because [inaudible 00:20:02] has to give an option to it’s investors in the equity, right? [inaudible 00:20:10]?

Speaker 11:

So [inaudible 00:20:15] one point, two billion dollars each.

Speaker 13:

Okay. [crosstalk 00:20:23]

Speaker 11:

But there is also no redemption which is what I’ve heard of which is not totally uncommon.

Speaker 12:

Yeah.

Speaker 11:

Then there are reductions [inaudible 00:20:32] in terms of family.

Speaker 12:

Okay. Okay. And the last question, you mentioned a 4.4 billion equity value as part of a billion value. I’m just curious, how did you come up with that 4.4 billion number?

Speaker 11:

[crosstalk 00:20:44]. So it’s the usual triangulation of basically [inaudible 00:20:57]-

Speaker 12:

Okay, okay.

Speaker 11:

In the market.

Speaker 12:

Got it.

Speaker 11:

[inaudible 00:21:07]

Speaker 12:

I understand. And so, one last thing, if you can share how many shares to you expect will be outstanding like all in [inaudible 00:21:16] go through as you expecting to go through?

Speaker 11:

[inaudible 00:21:21]. You mean an approximate number?

Speaker 12:

Yeah. [inaudible 00:21:33].

Speaker 11:

[inaudible 00:21:33] is actually only one share.

Speaker 12:

Okay, okay.

Speaker 11:

It’ll be [inaudible 00:21:40]. I’ll tel you an exact number [inaudible 00:21:46] of the eight million shares. [inaudible 00:21:48]

Speaker 12:

Eight million, yeah? I thought you had 440 million?

Speaker 11:

[inaudible 00:21:56]. Coming from the wheat.

Speaker 12:

Yup.

Speaker 11:

We’ll have a current share of [inaudible 00:22:05]. 38 million. Not 380 million, just to be clear.

Speaker 12:

[inaudible 00:22:18]

Speaker 11:

380 million, okay. [crosstalk 00:22:25]

Speaker 12:

Okay, got it, got it, okay, thank you so much [inaudible 00:22:28]

Speaker 14:

Thank you. Your next question comes from the line of [inaudible 00:22:39], ask your question.

Speaker 15:

Hi. Thank you for the opportunity. Just a quick question [inaudible 00:22:51] some news on potentially raising money from strategy to create investors as well. How does this [inaudible 00:23:01] impact that plan and are you still looking to raise more equity [inaudible 00:23:08]?

Speaker 11:

So, there is no active plan because, obviously, like any other company will do, we will be keeping our eyes and ears open and if there are any questions, we will react to them at that point in time. But as far as product plan is concerned, we also have that plan so we don’t need [inaudible 00:23:39] either more growth or more interest, then we’ll react.

Speaker 15:

Sure, sure. Understand. Thank you.

Speaker 14:

Thank you. Your next question comes from the line of [inaudible 00:23:58]. Please ask your question.

Speaker 16:

Thank you for the opportunity to get some details on the transaction. I just have one question considering the bond on all those. You mentioned that most of the funding for the next few years, so it raises the question as to what sort of funding would you still be looking at going forward that you’re thinking about the equity portion is being funded therefore the debt portion could still be active funding going forward and then the other question that I had was, what kind of incidence does it have for the existing bond [inaudible 00:24:39] and what sort of consensus [inaudible 00:24:40] in terms of the transaction that you outlined today?

Speaker 11:

Okay, so, that’s a good point. Actually let me clarify what I meant [inaudible 00:24:54] no more funding requirement [inaudible 00:24:57]. So thanks for that question. So obviously for the new projects that are going to come up in the next few years, we’ll still have to pay the debt part of it, so that is on the first question. As fast as the second question is concerned, actually, there is not [inaudible 00:25:13] or there is no need for us to go back to the bond holders for their approval because, in short, I’m making it simple, in short, there is no change of control.

Speaker 16:

Understood. Thank you.

Speaker 14:

Thank you. Your next question comes from the line of [inaudible 00:25:42]. Please ask your question.

Speaker 17:

Yeah, hi, thanks a lot for the call. [inaudible 00:25:53] class A or class B. I didn’t quite get it in terms of what it means for the founder and the management. From what I understand, the founder and the management held about 6.9% stake so that the founders take goes down to 3%, is that what you said?

Speaker 11:

Yeah, because of combination of two things. One the [inaudible 00:26:23] to the company which actually [inaudible 00:26:26] shareholder and then there is also some [inaudible 00:26:32]. So yeah, between the two.

Speaker 17:

[crosstalk 00:26:40]

Speaker 11:

Yeah, so I’ll tell you about [inaudible 00:26:45]. Typically the structure is he will continue to hold the shares of a new company and the founder will have one share in class B of the new company and-

Speaker 18:

... [inaudible 00:27:00] company, and in return, he will get working rights against the future economic value and the [inaudible 00:27:15] and fully diluted basis.

Speaker 19:

So the working [crosstalk 00:27:21]... So the working rights will be 3%, right? Eventually.

Speaker 18:

That’s correct. That’s correct.

Speaker 19:

Okay. One other question is there were some media reports talking about a potential India listing also at some point in time. Is that something which you will actively pursue? Or is it just a possibility?

Speaker 18:

It’s the same question. It’s the same answer, to be honest. Which is basically, we... As proven businessmen we’ll keep evaluating everything. We don’t say no to anything, so therefore, we will evaluate and see what makes sense down the line.

Speaker 19:

Okay. Fair enough. Thank you.

Speaker 18:

There is no specific plan today that we have signed up to on that matter.

Speaker 19:

Understood.

Speaker 20:

Thank you. Your next question comes from [Denai R. Savindren 00:28:34] from Apollo [inaudible 00:28:34]. Ask your question.

Denai R. Savindren:

Yeah, hi. Thanks for your call, and [inaudible 00:28:34] your transaction. Firstly, I just wanted to confirm what the net new money will be that will [inaudible 00:29:33] a new level. Is that the current 10 million, which I’ve seen in the news? If you can just confirm what the new money will be.

Speaker 18:

[inaudible 00:29:33] and then for expenditure is correct.

Male:

[inaudible 00:29:33].

Denai R. Savindren:

Okay, got it. And [inaudible 00:29:33], are there any sort of guaranteed returns or anything [inaudible 00:29:33]? Or it’s just [inaudible 00:29:33].

Male:

No, this is just public investment by any other sort of investor into a company [inaudible 00:29:41]. Straightforward shareholding [inaudible 00:29:50]. They’ll have the same class of shares as existing shareholders mostly have. [inaudible 00:29:56] same level.

Denai R. Savindren:

Okay, got it. And finally, how is this going change the way you structure your [inaudible 00:30:03] going forward [inaudible 00:30:07]?

Speaker 18:

We will evaluate that and finalize once the transaction is closed, and basically that once the transaction is over [inaudible 00:30:26] has happened, then we make a decision on that. And we will evaluate what other options are available and whatever is the best option from an investor standpoint, and from our standpoint, we’ll do that structure.

Male:

[inaudible 00:30:43] for us is the new way, and as we have learned in this business, there is no one single answer, so we have to actually come up with the deal at that point in time, based on what is our requirement versus [inaudible 00:30:56].

Denai R. Savindren:

Got it. Thanks.

Speaker 20:

Thank you. Our next question comes from the line [inaudible 00:31:15] Intelligence. Please ask your question.

Speaker 21:

Hi, thanks for [inaudible 00:31:20] and congrats on transaction. I just have one question. If I’m not mistaken, the company has some convertible preference shares outstanding. What is the plan for these preference shares? And does economic interest that you’ve highlighted include conversion of these preference shares? Thank you.

Speaker 18:

So, yes, all these convertible preference shares will convert into equity of Indian Company at the time we close this transaction. Now, when this becomes Indian Company equity, they will be able to become equity of the new holding company, the U.K. company. And in short, all shareholders have the right to choose whatever they want to convert, but the conversion price, [inaudible 00:32:11] price is fixed on day one. So therefore, they know exactly, and the company knows exactly, how many new equity shares will be issued. Whenever they want to, swap the Indian equity into U.K. equity.

Speaker 21:

Okay, so just to confirm, so the economic interest includes the conversion, then.

Speaker 18:

That’s correct.

Male:

That’s right.

Speaker 21:

Thank you.

Speaker 20:

Thank you. Ladies and gentlemen, once again, if you wish to ask a question, please press *1 on your telephone and wait for your name to be announced.

Speaker 20:

Again, press *1 if you wish to ask a question. The next question comes from the line of [inaudible 00:33:06]. Please ask your question.

Speaker 22:

Thanks. Just one follow up question. Would you look to include RMG as one of the permitted holders for your [inaudible 00:33:19] bond issue going forward?

Speaker 18:

We haven’t talked through that yet enough for us to comment, but the last two bonds that we have done, they have been one of the permitted holders. By definition.

Speaker 22:

Okay. So it’s because of the 50% cap, right? I mean, no less than 50%.

Speaker 18:

That’s right.

Speaker 22:

Okay, thank you.

Speaker 20:

Again, ladies and gentlemen, if you wish to ask a question, please press *1 on your telephone and wait for your name to be announced.

Speaker 18:

Also, again, just to, sorry, follow up on the last question, I think [inaudible 00:34:19] we are listed, the [inaudible 00:34:21] only gets triggered if one shareholder owns more than 50%. So therefore [inaudible 00:34:27] permitted holders will become less relevant, I would imagine. But like I said, we will evaluate it further.

Speaker 20:

Thank you. For those who would like to ask a question, you can just press *1 on your telephone and wait for your name to be announced.

Speaker 20:

Ladies and gentlemen, press *1 if you wish to ask a question.

Male:

Thanks. I guess if there are no more questions, we would just like to end the meeting for the time on this call. And to all the investors who joined [inaudible 00:35:16] questions, thanks a lot. We can close the call now. Thanks a lot.

Speaker 20:

Thank you. Ladies and gentlemen-

Male:

Thank you very much.

Speaker 20:

... for today. You may all disconnect.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.